Invest in Detroit City Football Club

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Be an owner of Detroit's professional soccer team!

DETCITYFC.COM DETROIT MICHIGAN





Our supporters built Detroit City FC, and we felt it was time for them to own a piece of it and ensure the continued growth of the organization.

Sean C Mann CEO/Board of Managers @ Detroit City Football Club

Why you may want to invest in us...

1. The rare opportunity to invest and enjoy the potential upside of a growing pro soccer team in the US
2. Our fans love us. 83% recruited a friend to come to a game in 2019
3. Have a say in shaping the culture and values of one of America's most distinctive clubs as an owner
4. You love the beautiful game, you love an iconic city, or you just love being part of the fun
5. We experienced double digit growth in attendance and revenue for 7 of our first 8 seasons
6. You can add "Professional Sports Team Owner" to your LinkedIn or Match.Com profile

Why investors ❤ us

WE'VE RAISED $1,620,500 SINCE OUR FOUNDING



Everywhere I go all my life when people ask me where I'm from, I feel a surge of pride when I can say Detroit. That blessing has always been my bedrock. Futbol is a great game, and this is really cool. Iggy Pop

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Iggy Pop Thousand Mile Inc

LEAD INVESTOR | INVESTING $1,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Sean C Mann
CEO/Board of Managers
Proud Detroiter with 20+ years of experience in politics, advocacy, and sports business.



Todd Kropp
COO/Board of Managers
Detroit resident with expertise in business management and finance.



David Dwaihy
Board of Managers
Decades of soccer experience in Metro Detroit as respected player and championship winning coach.



Michael Lasinski
Board of Managers
Leading expert on the financial aspects of intellectual property. His son Alec scored DCFC's first goal at Keyworth Stadium.



Alex Wright
Board of Managers
Has won over 20 Emmy for his work in television and leads DCFC's broadcast productions.

In the news

Downloads

Community Investment Deck.pdf

A Club Unlike Any Other. An Opportunity Unlike Any Other.

What started as an effort over a decade ago to bring together Detroiters through the world's game has grown into a professional team that has consistently redefined what an American soccer club can be. Detroit City FC is more than a soccer team. DCFC is memorable, fun, rabid, community-oriented, winning, authentic, professional, affordable, inspiring . . . and now something you can be a part of as an owner.


Can't Stop City - Detroit City Football Club
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WHAT DETROIT CITY FC DOES

Detroit City FC is Detroit's soccer team. Never settling for just being a third division, pro soccer team, DCFC is rooted in the community and committed to being the sporting embodiment of the revival of Detroit, one of the world's most notorious, iconic, and lovable cities. As a business entity, DCFC is focused on promoting the beautiful game, creating an accessible sporting event for all, and being around for generations to come through prudent management and a fiscally conservative approach.



In 2014, DCFC was the American sports to wear an LGBTQ equality jersey in a competitive match, as fundraiser for a local homeless shelter LGBTQ youth.

A CLUB THAT WAS BUILT BY ITS SUPPORTERS

Our fans are who we are. A sense of ownership in the creation and growth of the club exists among our supporters. And rightfully so. From mowing the pitch at our original stadium in the middle of the night to cooking meals for players to traversing the country to support the team on the field, the supporters have been there for the club every step of the way. In 2015, when it came time for the club to find a new home, we purposely engaged our greatest asset, our supporters, in the largest community investment campaign in Michigan history. Thanks to their efforts, both financially and with volunteer work, we were able to secure a 8,000 seat stadium under a long term lease and gave the most passionate soccer fans in the region an even greater emotional (and financial) interest in the success of the club. As a result of the supporter culture around the club and our grassroots approach, Detroit City FC has seen growth in attendance and revenue each year with minimal spending on marketing. A fall 2019 survey of 750 fans found that 83% had recruited a friend or family to attend their first DCFC match in the past year. Our fans define our club and now they have a chance to own a piece of it.


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In 2016, DCFC takes the field at Keyworth Stadium in front of a capacity crowd, after renovation of the historic venue.

COMMITMENT TO SUSTAINED GROWTH

DCFC has achieved tremendous growth since its founding in 2012, regularly attaining double-digit increases in annual home match attendance and gross revenue. The club has always been committed to a fiscally conservative approach to budgeting and strict management of expenses. These values will stay core to the club's leadership as it seeks new investment to expand revenue generators through additional staff and stadium improvements as well as to help the club navigate the impact of the coronavirus on professional sports.



Yearly Total Attendance
2012
2013
2014
2015
2016
2017
2018
2019
9,948
15,914
23,022
29,743
52,550
87,965
77,298
111,578
Yearly Total Revenue
$170,410
$249,636 (+47%)
$360,162 (+44%)
$549,053 (+52%)
$1,021,002 (+86%)
$1,493,690 (+46%)
$1,579,614 (+6%)
$1,838,944 (+16%)

BE AN OWNER. SHAPE THE CULTURE OF YOUR CLUB

In many ways our club is defined by the culture that has emerged around the organization and its supporters over the years. The organizations and causes that the club and fans have embraced over the years, as well as those individuals who have represented the club on and off the field, have helped to define DCFC culture. As an owner, you'll have an opportunity to attend the annual owners' meeting and help determine matters central to club culture, such as annual charity partners, honors for past players, stadium policies, and many of the other elements that make DCFC such a special club.



Thank You, Supporters!
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TIMELINE FOR DETROIT CITY FC


2011

Coming together through a community organizing project, doubling as neighborhood based soccer league, five everyday guys kick in a few thousand dollars and start the path to Detroit's first professional soccer team in generations.


2012

City launches its inaugural season at Cass Tech in Downtown Detroit. exceeding all expectations.


2013

A winning men's team emerges: defiantly devoted to soccer culture and making a positive impact on the community. Smoke, trophies and sellouts follow, including an undefeated regular season in our second season.


2014

Rescue a used polar bear costume from a dumpster. Team mascot Friendly the Bear is born.


2016

Reawaken one of the most distinctive grounds in U.S. soccer. Lead a $750,000 community investment program to rehab

80+ year old Keyworth Stadium. Successfully paid back investors January 2020, two years ahead of schedule.


2018

Launched burgeoning youth development system, with affiliations with regional community youth clubs. Close to 2,000 kids now play for DCFC affiliated youth clubs. The club occupies Detroit's best indoor sports facility - housing team offices as well as Detroit's premier soccer bar and restaurant.


2019

DCFC closes out its amateur era by winning the National Premier Soccer League's Members Cup. Announces the launch of a women's team in 2020.


2020
CITY

Men's club receives professional sanctioning from US Soccer Federation.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Rooted in the community we call home, we are Detroit's professional soccer team.

Where will your company be in 5 years?

As the sporting embodiment of the resurgence of one of the world's most iconic cities, we believe we're an organization that will be around for generations to come, while continuing to redefine what an American soccer club can be.

Why did you choose this idea?

Our supporters built Detroit City FC, and we felt it was time for them to own a piece of it and ensure the continued growth of the organization.

Where do you play?

As of the 2016 season, DCFC began hosting its games at Keyworth Stadium in Hamtramck, Michigan. Through renovations done each season by Detroit City FC, the stadium currently has a capacity of 7,933. This historic 1930's stadium is situated in a residential neighborhood in Hamtramck, an enclave of Detroit.

Keyworth was constructed in 1936 as the first Works Progress Administration project in the state of Michigan. President Franklin D. Roosevelt visited the stadium for its grand opening. Over the past eight decades, the stadium has hosted presidents, religious leaders, concerts, and countless sporting events, including international friendlies prior to 1970 involving Legia Warsaw, Hertha Berlin, Coventry, Celtic, and many more.

Does the club own Keyworth Stadium?

Keyworth Stadium is owned by the Hamtramck Public Schools (HPS). Detroit City FC signed an initial 10-year lease agreement in 2015 with HPS that allows DCFC to use the stadium for up to 25 events per year at no additional charge. DCFC satisfied its requirements of the lease by completing substantial renovation work at the stadium in 2016. The lease agreement provides DCFC the rights to serve and sell alcohol at each event as well as sublease the space for other events. June 2019 Detroit City FC and Hamtramck Public Schools agreed to an extension on the lease until December 1, 2035, with DCFC being able to use the stadium for up to 35 matches per year, free use of the field during the day for practice, and first right of refusal for weekends and weeknights during the summer.

What improvements will you make the Keyworth Stadium through this raise?

If this raise is fully subscribed, DCFC will complete upgrades to Keyworth focused on improving the fan experience and other revenue-generating amenities. These improvements are focused on more concession stands and new and improved bathrooms behind the east grandstand. Per the lease extension signed with Hamtramck Public Schools, the value of these improvements can be counted towards potential rent DCFC may owe from 2026-2035.

What level of American soccer does DCFC play at?

The Detroit City FC men's team plays in the National Independent Soccer Association, a third division of American professional soccer, based on the United States Soccer Federation's Pro League Standards. DCFC's women's team plays in the UWS, an amateur league at the second division of American women's club soccer.

How does Detroit City FC generate revenue?

Historically, revenue is driven primarily by home game attendance, of which we regularly have some of the largest crowds in American soccer outside of Major League Soccer. Fundamentally, the more tickets we sell, the more merchandise and concessions we sell at games, and the more attractive we are to sponsors. This same equation applies to our move this past year to NISA and professional soccer. However, we gain additional visibility through playing on a national stage in larger markets and with streaming and broadcast TV locally and nationally. With the advent of COVID, the club has increased revenue generating efforts around merchandise and corporate partnerships.

How does Detroit City FC stand out in a crowded sports landscape?

Detroit is not only one of America's most iconic cities, but one of its great sports towns. America's four major sports are represented in Detroit by historic organizations that have been around 90 to 120 years. Detroit City FC has worked tirelessly to differentiate itself from major league sports by being as affordable and accessible as possible for our community, while cultivating a distinctively Detroit experience, and by leveraging iconic local brands as corporate partners. Furthermore, we believe the club should be "the host of the party, not the life of the party." We allow our fans to express their support for the club how they see fit, and in doing so they've created a stadium experience that is the talk of the town and American soccer.

Will I see a return on my investment?

Your investment in DCFC will help provide stability for the club to deal with the short-term uncertainty that has resulted from the COVID-19 pandemic, but also set DCFC for long-term sustainability and growth. DCFC does not anticipate being in a position to offer dividends for the foreseeable future. Investors could see a return through a sale or acquisition of the company at some point in the future.

Financials

Detroit City Football Club has financial statements ending December 31 2019. Our cash in hand is $1,081,011.22, as of July 2020. Over the three months prior, revenues averaged $22,370/month, cost of goods sold has averaged $20,737/month, and operational expenses have averaged $73,739/month.

At a Glance

January 1 to December 31



$$$$

$1,561,537 +34%
Revenue



-$452,499 [358%]
Net Loss



IOU!

$240,895 [26%]
Short Term Debt



$310,000
Raised in 2019



$1,081,011
Cash on Hand
As of 07/27/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Rooted in the community we call home, we are Detroit's professional soccer team.
As the sporting embodiment of the resurgence of one of the world's most iconic cities, we believe we're building an organization that will be around for generations to come, while continuing to redefine what an American soccer club can be.

Milestones

DCFC Holdings, LLC was incorporated in the State of Michigan in January 2015.

Since then, we have:

- The rare opportunity to invest and enjoy the potential upside of a growing pro soccer team in the US

- Our fans love us. 83% recruited a friend to come to a game in 2019

- Have a say in shaping the culture and values of one of America's most distinctive clubs as an owner

- You love the beautiful game, you love an iconic city, or you just love being part of the fun

- We experienced double digit growth in attendance and revenue for 7 of our first 8 seasons

- You can add "Professional Sports Team Owner" to your LinkedIn or Match.Com profile

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,561,537 compared to the year ended December 31, 2018, when the Company had revenues of $1,162,840. Our gross margin was 43.22% in fiscal year 2019, compared to 55.55% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $613,241, including $84,871 in cash. As of December 31, 2018, the Company had $650,007 in total assets, including $89,688 in cash.

- *Net Loss.* The Company has had net losses of $452,499 and net income of $175,534 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $579,210 for the fiscal year ended December 31, 2019 and $324,651 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,540,500 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

DCFC Holdings, LLC cash in hand is $1,081,011.22, as of July 2020. Over the last three months, revenues have averaged $22,370/month, cost of goods sold has averaged $20,737/month, and operational expenses have averaged $73,739/month, for an average burn rate of $72,106 per month. Our intent is to be profitable in 24 months.

The coronavirus pandemic has had a significant impact on our operations. We rely on the ability to play matches in front of large groups of fans. In 2020, we do not anticipate being able to play matches in front of fans so it has impacted our three main revenue streams: ticket sales, sponsorship, and merchandise sales. We have implemented contingency plans to reduce operating costs as much as possible during this period.

Gross operating revenue is anticipated to be $175,000 over the next six months with the majority coming from merchandise sales and a smaller portion coming from sponsorship payments. Operating expenses are expected to be $696,000 over the next six months largely due to fixed operating costs that will allow us to maintain operations so that we are better positioned to emerge following coronavirus pandemic.

The net loss in 2019 can be attributed to higher than budgeted expenses related to joining NISA. League entrance fees and travel costs for our fall season were higher than budget expectations. We also had several matches in the 2019 season with bad weather that resulted in lower than expected ticket sales.

Our ownership group has provided additional funding over the past six months to cover short-term losses. We have also applied for government loan and grant programs. We secured $150,000 in PPP loans and another $150,000 under the SBA EIDL loan program.

DCFC does not anticipate being in a position to offer dividends for the foreseeable future. Investors could see a return through a sale or acquisition of the company at some point in the future.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -29%	**Gross Margin:** 43%	**Return on Assets:** -74%
Earnings per Share: -$5.24	**Revenue per Employee:** $70,979	**Cash to Assets:** 14%
Revenue to Receivables: 5,167%	**Debt Ratio:** 94%	

Risks

1 HIGH RISK INVESTMENT. INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK. THE UNDERSIGNED IS AWARE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND HAS CAREFULLY READ AND CONSIDERED THE FOLLOWING RISK FACTORS AND ALL MATTERS SPECIFIED IN THESE DISCLOSURE MATERIALS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY AS SPECIFIED HEREIN. THE UNDERSIGNED UNDERSTANDS THAT THE FOLLOWING FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

2 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3 No Guarantee of Return. No assurance can be given that the undersigned will realize a substantial return on investment, or any return at all, or that the undersigned will not lose a substantial portion or all of the investment. For this reason, each prospective investor should carefully read the Disclosure Materials and all exhibits attached hereto and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

4 The Company relies heavily on key personnel. The Company's success depends substantially on the efforts of its Managing Board. The Company does not have an established plan to replace these persons in the case of death or disability, although this risk is mitigated to some extent by the skills and experiences of the other members of the Managing Board. The Company's success also depends on its ability to recruit, train, and retain qualified staff. The loss of the services of any of key personnel, or the Company's inability to recruit, train, and retain qualified staff, may have a material adverse effect on the Company's business and financial condition.

5 Control of the Company. Control of the Company and all of its operations are, and will remain, solely with its Managing Board and Class A Members. Investors must rely upon the judgment and skills of such persons. Purchasers of the securities will have no vote and no control over the management and affairs of the Company.

6 The Company is not required to pay cash distributions to members. The Company is not required to, and there is no guarantee that the Company will, pay cash distributions on the Units in any year or at all. The undersigned could be required to hold their investment indefinitely without receiving any cash distributions.

7 Investors have limited opportunities for exit. It is unlikely that there will ever be substantial secondary market trading in the Company's Units, and investors' ability to sell their shares are further limited by significant transfer restrictions under applicable securities laws and the terms of this Subscription Agreement. As a result, investors may be required to hold their Units indefinitely, with little or no ability to resell their shares or otherwise recover their investment amount.

8 Investors have very limited voting rights. Except as required by law, the Units have no voting rights and all voting rights belong to holders of Class A Membership units. Investors must rely on Class A Members to elect qualified managers and on the Company's Managing Board to make strategic and operational decisions that will enable the Company to succeed.

9 The offering price of the Units is arbitrary. The offering price of $125.00 per Unit bears no relationship to established value criteria such as net tangible assets, or a multiple of earnings per share and accordingly should not be considered an indication of the actual value of the Company.

10 The Company may revise the use of proceeds of this offering. The Offering Materials describe the Company's current intentions regarding use of proceeds of this offering. However, the Company will remain free to use such proceeds in a different manner, based on the judgment of its officers and directors. Failure to use such proceeds effectively could harm the business and financial condition of the Company.

11 Unfavorable weather, earthquakes other natural disasters as well as health matters, including pandemics, could impact the Company's success. Such disasters could cause damage to the Company's business and otherwise lead to a loss of revenue or an increase in costs to the Company.

12 The Company's success depends on our ability to obtain, maintain, defend and enforce intellectual property rights. The Company's ability to compete against other businesses selling similar products depends on our ability to secure and enforce intellectual property rights, including trademark and trade secret rights. Currently, the Company has a license agreement for the trademarks it uses to conduct its business. The Company's use of this intellectual property is subject to the terms of that license and there is no guarantee that the Company's licensed trademark registrations that have issued (or may in the future issue) could be held invalid due to our conduct or challenges by third parties. We could lose our trade secret rights if we fail to properly protect our confidential information. Even to the extent that our intellectual property rights are valid, enforcing those rights could involve costly legal processes that we may not be able to bring to a successful conclusion.

13 The Company could be held to violate intellectual property rights of third parties or to be in breach of the license agreement for the trademarks. Although the Company is not aware of any third party rights that are infringed by our existing or contemplated business activities nor is the Company aware of any breach of the licensing agreement, there is no guarantee that we will not be sued for infringement by third parties, sued for breach of the license agreement or that we will not need to modify our brand or products to avoid infringement or to respond to any breach of the licensing agreement.

14 Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2) and, as a result, the following must be disclosed: (i) the financial information that has been omitted is not otherwise available and will be provided by an amendment to the offering materials; (ii) the investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision; and (iii) no investment commitments will be accepted until after such financial information has been provided.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Todd Kropp	COO for DCFC Holdings @ DCFC Holdings	2015
Sean Mann	CEO for DCFC Holdings @ DCFC Holdings, LLC	2015
Micheal Lasinksi	Consultancy @ Ankura	2018
David Dwaihy	Teacher @ University Liggett School	2015
Alex Wright	Video Production @ Good Problem Productions	2015

Officers

OFFICER	TITLE	JOINED
Todd Kropp	COO	2015
Sean Mann	CEO	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
(A2 Intellectual Properties LLC) owned by Michael Lasinski	30,240 Class A Units	35.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$0	Priced Round
04/2020	$80,000	Loan
05/2020	$150,000	Loan
05/2020	$150,000	Loan
03/2016	$725,500	Loan
04/2019	$60,000	Loan
04/2019	$50,000	Loan
04/2019	$25,000	Loan
04/2019	$25,000	Loan
04/2019	$25,000	Loan
04/2019	$25,000	Loan
04/2019	$50,000	Loan
02/2019	$50,000	Loan
01/2020	$205,000	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURRENT?
Keyworth Community Investors	03/01/2016	$725,500	$1	10.0%	02/01/2020	
Joseph Richert	02/01/2019	$50,000	$45,835	8.0%	04/01/2024	Yes
Jacques Driscoll	04/01/2019	$25,000	$22,918	8.0%	09/01/2024	Yes
Daniel Carps	04/01/2019	$60,000	$55,003	8.0%	09/01/2024	Yes
Phillip Cooley	04/01/2019	$50,000	$45,835	8.0%	09/01/2024	Yes
Norman Dwaihy	04/01/2019	$25,000	$22,918	8.0%	09/01/2024	Yes
Ronald Cooley	04/01/2019	$25,000	$22,918	8.0%	09/01/2024	Yes
David Tappa	04/01/2019	$25,000	$22,918	8.0%	09/01/2024	Yes
Robert Hurlston	04/01/2019	$50,000	$45,835	8.0%	04/01/2024	Yes
Detroit City Trademark Holding Co., LLC	01/01/2020	$205,000	$205,000	10.0%	01/01/2025	Yes
Detroit City Trademark Holding Co. LLC	04/01/2020	$80,000	$80,000	10.0%	04/01/2025	Yes
US Treasury	05/01/2020	$150,000	$150,000	1.0%	05/01/2022	Yes
US Treasury	05/26/2020	$150,000	$150,000	3.0%	05/26/2050	Yes

Related Party Transactions

None.

Use of Funds

$50,000	93.5% towards cash reserves for COVID related uncertainties. 6.5% towards WeFunder fees.
$1,070,000	33.5% towards Keyworth Stadium improvements (additional restrooms and concessions), 20% towards additional staffing with focus on sales, 20% towards cash reserves, 20% towards 2020 COVID related reimbursements, 6.5% towards WeFunder fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B Members Cf Round	9,600	0	No
Class A Members	86,400	86,400	Yes

The Funding Portal

Detroit City Football Club is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.